# CERTIFICATE OF FORMATION
# OF
# Netwire LLC

**FIRST:** The name of the limited liability company is: Netwire LLC

**SECOND:** Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this June 22, 2022.

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:49 PM 06/22/2022
FILED 02:49 PM 06/22/2022
SR 20222795083 - File Number 6872670



# STATEMENT OF AUTHORIZED PERSON

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IN LIEU OF ORGANIZATIONAL MEETING
FOR
Netwire LLC
June 22, 2022

We, Harvard Business Services, Inc., the authorized person of Netwire LLC -- a Delaware Limited Liability Company -- hereby adopt the following resolution:

**Resolved:** That the Certificate of Formation of Netwire LLC was filed with the Secretary of State of Delaware on June 22, 2022.

**Resolved:** That on June 22, 2022 the following persons were appointed as the initial members of the Limited Liability Company until their successors are elected and qualify:

Codelaw LLC

**Resolved:** That the undersigned signatory hereby resigns as the authorized person of the above named Limited Liability Company.

This resolution shall be filed in the minute book of the company.

Michael J. Bell

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

*** This document is not part of the public record. Keep it in a safe place. ***